

Mail Stop 3561

June 10, 2009

John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

>   **Re: Buckeye Technologies Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2008**
>   **Filed August 27, 2008**
>   **Response Letter Dated May 13, 2009**
>   **Filed May 13, 2009**
>   **File No. 001-14030**

Dear Mr. Crowe:

We have reviewed your filing and response letter and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements, page F-9

Note 17: Contingencies, page F-26

1. For each of the requirements under the Fenholloway Agreement described in the second paragraph of your response to comment 6 of our letter dated April 22, 2009, please explain to us whether you have accrued the costs as of June 30, 2008, and the

basis for recording or not recording a liability under the guidance of SFAS 5 and SOP 96-1. It appears you have disclosed the total anticipated cost but it remains unclear to us the costs accrued as of June 30, 2008. To the extent you believe you cannot estimate the costs, disclose this fact in future filings along with the range or amount of reasonably possible additional costs.

* * *

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services